Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571
JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED NOVEMBER 2, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This supplement No. 10 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 10 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•recent acquisitions; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period from October 1, 2026 through October 31, 2026, we redeemed 2,653,690 shares for a total of approximately $29,888,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from October 1, 2026 through December 31, 2026 are limited to approximately $113,661,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Recent Acquisitions
On September 10, 2026, we acquired Roseville Outpatient Center, a 42,000 square foot healthcare property located in Roseville, California for approximately $18,500. The acquisition was funded with cash on hand.
On September 25, 2026, we acquired Worcester Distribution Center, a 396,000 square foot industrial property located in Boylston, Massachusetts for approximately $90,250. The acquisition was funded with cash on hand and a draw on our Revolving Credit Facility.
On October 30, 2026 we acquired West Boston Distribution Center, a 55,000 square foot industrial property located in Northborough, Massachusetts for approximately $36,000. The acquisition was funded with a new $21,480 mortgage note payable and cash on hand.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from October 1 to October 31, 2026, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
October 1, 2026	$11.27	$11.28	$11.30	$11.28
October 2, 2026	$11.27	$11.28	$11.30	$11.28
October 5, 2026	$11.27	$11.28	$11.30	$11.28
October 6, 2026	$11.27	$11.28	$11.30	$11.28
October 7, 2026	$11.27	$11.28	$11.30	$11.28
October 8, 2026	$11.27	$11.28	$11.30	$11.28
October 9, 2026	$11.27	$11.28	$11.30	$11.28
October 12, 2026	$11.27	$11.29	$11.30	$11.28
October 13, 2026	$11.27	$11.29	$11.30	$11.28
October 14, 2026	$11.27	$11.29	$11.30	$11.28
October 15, 2026	$11.27	$11.28	$11.30	$11.28
October 16, 2026	$11.27	$11.28	$11.30	$11.28
October 19, 2026	$11.27	$11.28	$11.30	$11.28
October 20, 2026	$11.27	$11.28	$11.30	$11.28
October 21, 2026	$11.27	$11.29	$11.30	$11.28
October 22, 2026	$11.27	$11.29	$11.30	$11.28
October 23, 2026(1)	$11.22	$11.24	$11.25	$11.23
October 26, 2026	$11.22	$11.24	$11.25	$11.23
October 27, 2026	$11.22	$11.24	$11.26	$11.23
October 28, 2026	$11.22	$11.24	$11.26	$11.23
October 29, 2026	$11.22	$11.24	$11.26	$11.23
October 30, 2026	$11.24	$11.25	$11.27	$11.24
(1) On, October 1, 2026, our board of directors approved a gross dividend for October 2026 of $0.0525 per share to stockholders of record as of October 22, 2026. The decrease in share price on October 23, 2026 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.